AB 3/4

08026538

ES
:E COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2008

Washington, DC 106

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SEC FILE NUMBER
8- 44397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1333 2nd Street Promenade Suite 600
(No and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Markel Petty (310) 395-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/18/08

OATH OR AFFIRMATION

I, Markel Petty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Capital Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of ____________
County of ____________
Subscribed and sworn (or affirmed) to before me this ____ day of __________, ______

Notary Public

[Signature]
Signature

CFO
Title

please see attached certificate

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
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Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

DEBORAH RAE DIXON
Commission # 1732701
Notary Public - California
Los Angeles County
My Comm. Expires Mar 20, 2011

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of February (Month), 2008 (Year), by

(1) Markel Petty (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: "Annual Audited Report"

Document Date: 1-1-07 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Direct Capital Securities, Inc.:

We have audited the accompanying statement of financial condition of Direct Capital Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Capital Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Direct Capital Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	564,116
Accounts receivable		193,074
Receivable from brokers and dealers		149,180
Investments, available for sale		20,291
Receivable from related party		838
Prepaid management fee		211,357
Prepaid expenses		25,533
Total assets	$	1,164,389

Liabilities and Stockholder's Equity

Liabilities

Accounts payable & accrued expenses	$	133,907
Commission payable		388,529
Payroll taxes payable		99,245
Income tax payable		4,290
Deposit payable		1,400
Total liabilities		627,371

Stockholder's equity

Common stock, $.01 value; 3,300 shares authorized; 1,500 shares outstanding		15
Additional paid-in capital		844,231
Accumulated deficit		(314,895)
Unrealized gains (losses) on investments, available for sale		7,667
Total stockholder's equity		537,018
Total liabilities and stockholder's equity	$	1,164,389

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 19,256,108
Interest income	43,529
Net dealer inventory and investment gains (losses)	1,151
Other income	64,495
Total revenues	19,365,283
Expenses	
Employee compensation and benefits	2,071,575
Commissions and brokerage fees	15,335,376
Professional fees	285,643
Communications	20,024
Occupancy	283,328
Management fees	815,866
Other operating expenses	536,821
Total expenses	19,348,633
Net income (loss) before income tax provision	16,650
Income tax provision	4,290
Net income (loss)	$ 12,360

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains on Investments Available For Sale	Total	Comprehensive Income
Balance at December 31, 2006	$ 15	$ 844,231	$ (327,255)	$ –	$ 516,991	
Unrealized gains (losses) on investments, available for sale	–	–	–	7,667	7,667	$ 7,667
Net income (loss)	–	–	12,360	–	12,360	12,360
Balance at December 31, 2007	$ 15	$ 844,231	$ (314,895)	$ 7,667	$ 537,018	$ 20,027

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 12,360
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Valuation on mark-to-market	7,667	
(Increase) decrease in:		
Accounts receivable	(52,129)	
Receivable from brokers and dealers	(149,180)	
Receivable from related party	(838)	
Receivable from non-customer	9,000	
Prepaid management fee	(211,357)	
Prepaid expenses	(13,392)	
(Decrease) increase in:		
Accounts payable and accrued expenses	101,019	
Commission payable	388,529	
Payroll taxes payable	99,245	
Pension payable	(141,213)	
Income tax payable	(131,775)	
Deposit payable	1,400	
Total adjustments		(93,024)
Net cash and cash equivalents provided by (used in) operating activities		(80,664)
Cash flows from investing activities:		
Proceeds for the sale of investments, available for sale	41,597	
Net cash and cash equivalents provided by (used in) investing activities		41,597
Cash flows from financing activities:		-
Net increase (decrease) in cash and cash equivalents		(39,067)
Cash and cash equivalents at beginning of year		603,183
Cash and cash equivalents at end of year		$ 564,116

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ 1,364
Income taxes	$ 1,086

Supplemental disclosure of non–cash activities:
During the year ended December 31, 2007, the company recognized $7,667 in unrealized gains on its investments, available for sale. These gains were recorded in unrealized gains on investments, available for sale, in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Direct Capital Securities, Inc.
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Capital Securities, Inc. (the "Company") was incorporated in the State of Delaware under the name T.R. Winston Capital, Inc. on December 12, 1991. The Company changed its name on July 31, 2000 to Direct Capital Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of TIC Capital Markets, Inc. (the "Parent"). The Company currently maintains offices in Santa Monica, California and Austin, Texas.

The Company is authorized to engage in real estate syndication, selling oil and gas interests, selling tax shelters or limited partnerships in primary distributions, private placements services, and selling interests in mortgages.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company and its Parent are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes sweep accounts as cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and accounts receivable from brokers and dealers are both stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary for either of these accounts because amounts that may prove to be uncollectible are not material.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions with shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on investments, available for sale.

Deferred income taxes are provided under Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes, and the carryforward of net operating losses to offset future income.

Advertising costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $30,285 to other operating expenses for advertising costs.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE

Investments, available for sale, represent NASD stocks that the Company considers to be "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* These investments have a fair market value of $20,291.

The Company includes $7,667 in unrealized gains on these investments in comprehensive income at December 31, 2007.

Note 2: INVESTMENTS, AT ESTIMATED FAIR VALUE (Continued)

During the year 2007, the Company changed the way it accounts for its investments, from trading securities to available for sale securities. The Company believes the available for sale method more adequately describes its trading activity, and gives a more realistic picture of the Company's financial progress. The effect on net income for 2007, is a reduction in revenues of $7,667.

Note 3: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with its Parent, whereby the Parent is responsible for a portion of administrative expenses including marketing support and the Company is responsible for all rent, payroll, and telephone expenses. During the period ended December 31, 2007, the Company paid $815,866 in management fees to its Parent, of which $211,357 was prepaid management fees.

The Company also shares office space in Santa Monica with an affiliate company that shares common management. At December 31, 2007, the Company is owed $838 for expenses paid on behalf of the affiliated company.

The Company shares office space in Austin with another affiliate company that also shares common management, The Company pays the entire rent expense for that location. For the year ended December 31, 2007, the Company paid $33,782 for rent.

The Company also raises investment funds for a limited partnership controlled by its president. For the year ended December 31, 2007, the Company earned $13,795 in income from these activities and incurred $7,398 in commission expense related to these transactions.

Note 4: RETIREMENT PLAN

The Company maintains a Simplified Employee Pension Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate, providing they have been employed for more than one (1) year. The firm made specified contributions of up to 25% of net compensation not to exceed the Federal limit of $45,000 per employee. The Company recorded a $31,324 contribution to this plan, which is included in employee compensation and benefits on the income statement. No contribution has been made for the year ending December 31, 2007, and the Company does not intend to make contributions in the future.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

In August of 2006, the Company entered into a new lease agreement for office space which commenced on May 1, 2007. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments are as follows:

Year	Amount
2008	$ 356,211
2009	370,459
2010	385,276
2011	400,688
2012	167,902
2013 & thereafter	-
Total	$ 1,680,536

Rent expense was $283,328 for the year ended December 31, 2007.

The Company entered into two sublease agreements for office space that it was leasing in Santa Monica, California. During the year ended December 31, 2007, the Company received $29,495 in sublease income, which is included in other income on the accompanying Statement of Income.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in the financial institutions were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is involved in a dispute with the Internal Revenue Service and the California Franchise Tax Board over an alleged underpayment of payroll taxes, the outcome of which was uncertain at year-end. At December 31, 2007, the disputed amount of $76,943 appears as accrued expenses on the Statement of Financial Condition.

During 2006, the Company was named in an action brought by the former employer of several independent representatives hired by the Company. This case was brought before the NASD (now Financial Industry Regulatory Authority) Arbitration Board, and subsequently dismissed without prejudice in 2007. The complainant has since indicated it may exercise its rights to seek mediation on the settlement of this claim.

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>
(Continued)

The Company feels it has meritorious defense and will vigorously defend the claim. There may be legal or related costs arising from this action that cannot be determined at this time. These financial statements reflect no adjustment for any potential liabilities associated with this mediation.

Note 6: <u>INCOME TAXES</u>

As discussed in Note 1, the Company is a wholly–owned subsidiary of TIC Capital Markets, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The income tax provision consists of the following:

Federal taxes	$ 2,699
State taxes	1,591
Total income tax provision	$ 4,290

Deferred income tax expenses are recognized for the tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. No deferred taxes were recognized during the year.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $103,172, which was $61,347 in excess of its required net capital of $41,825; and the Company's ratio of aggregate indebtedness ($627,371) to net capital was 6.08 to 1, which is less than the 15 to 1 maximum ratio required for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $ 56,536 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 159,708
Adjustments:		
Accumulated deficit	$ (5,163)	
Non-allowable assets	(52,542)	
Haircuts	1,169	
Total adjustments		(56,536)
Net capital per audited statements		$ 103,172

Direct Capital Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 15	
Additional paid-in capital	844,231	
Accumulated deficit	(314,895)	
Unrealized gains on investments, available for sale	7,667	
Total stockholder's equity		$ 537,018
Less: Non-allowable assets		
Accounts receivable	(193,074)	
Receivable from related party	(838)	
Prepaid management fees	(211,357)	
Prepaid expenses	(25,533)	
Total adjustments		(430,802)
Net capital before haircuts		106,216
Less: Haircuts and undue concentration		
Haircuts on securities	(3,044)	
Total adjustments		(3,044)
Net capital		103,172
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 41,825	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(41,825)
Excess net capital		$ 61,347
Ratio of aggregate indebtedness to net capital	6.08:1	

There is a $56,536 difference in net capital computation computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 9.

See independent auditor's report.

Direct Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Direct Capital Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Direct Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Direct Capital Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Direct Capital Securities, Inc.:

In planning and performing our audit of the financial statements of Direct Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2008

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